

February 19, 2019

Jeremy Frommer
Chief Executive Officer
Jerrick Media Holdings, Inc.
2050 Center Avenue, Suite 640
Fort Lee, New Jersey 07024

RE: Jerrick Media Holdings, Inc.
Schedule TO-I filed February 14, 2019
Filed by Jerrick Media Holdings, Inc.
File No. 005-87651

Dear Mr. Frommer:

We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing this information and/or amendment to this filing, we may raise additional comments.

Schedule TO-I

1. Notwithstanding the disclosures made in Exhibits 99(a)(1)(D) and 99(a)(5)(E), please briefly advise us how Jerrick complied with Rule 13e-4(e) to ensure adequate dissemination of the disclosures required by Rule 13e-4(d).

2. Please review the definition of the term "business day" that is codified in Rule 14d-(g)(3) given that it governs the meaning of the term when used in Rule 14e-1(a). Given the federal holiday that occurred on Monday, February 18, 2019, it appears as though the tender offer has been open for less than twenty business days as defined under that rule. Please revise or advise.

3. To the extent that the offer expiration date is adjusted in order to ensure compliance with Rule 14e-1(a), please make conforming changes to the discussion of the availability of withdrawal rights which in turn need to be exercisable during any period in which the offer is open.

4. The Offer to Purchase indicates that the "Offer is being made to all holders of certain classes of Warrants." For purposes of confirming compliance with Rule 13e-4(f)(8), please briefly advise us how Jerrick distinguished between one class of warrants and another given the apparent lack of distinction in Jerrick's most recently filed Form 10-K.

5. Numerous disclosures exist that indicate Jerrick's determinations are "final and binding."
    Please revise to qualify this statement by indicating that warrant holders are not foreclosed
    from challenging Jerrick's determinations in a court of competent jurisdiction.

Item 10. Financial Statements, page 4

6. The information required by Item 1010(a) of Regulation M-A has been incorporated by
    reference. Please amend the Offer to Exchange to include disclosure of both the information
    required by Item 1010(b) and the summarized financial information required by Item 1010(c)
    of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and CDI I.H.7 in our July
    2001 Supplement to the Manual of Publicly Available Telephone Interpretations.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the offeror is in possession of all facts relating to its
disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made
notwithstanding any review, comments, action or absence of action by the staff

      Please direct any questions to me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Joseph M. Lucosky, Esq.
Steven A. Lipstein, Esq.